MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Announces Completion of FDA Special Protocol Assessment for

Confirmatory MX-226 Phase III Trial in Preventing Catheter-Related Infections

Vancouver, BC, CANADA & San Diego, CA, USA – June 27, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, announced today that its partner for the development and commercialization of MX-226 in North America and Europe, Cadence Pharmaceuticals, Inc. (Cadence), and the U.S. Food and Drug Administration (FDA) have reached written agreement on a protocol for a Phase III clinical trial of MX-226 which, if successful, would support the approval of MX-226 for the prevention of catheter-related infections. This agreement was reached under the FDA's special protocol assessment (SPA) process, which establishes a written agreement between the FDA and sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol.  It is intended to provide agreement that if pre-specified trial results are achieved, they may serve as the primary basis for an efficacy claim in support of a new drug application (NDA).  In general, the SPA is considered binding on both the FDA and the study sponsor.

James DeMesa, M.D., President and CEO of MIGENIX Inc., stated, “This SPA agreement with the FDA reduces the regulatory risk for MX-226 considerably and provides a clear path to marketing approval. This is an important step for our company since it puts us in a small group of late-stage biotech companies with high potential for a commercial product. Cadence has been making great progress toward initiating the confirmatory Phase III trial and preparing for the commercialization of MX-226. The confirmatory Phase III study (for which this SPA was granted) will evaluate endpoints that were achieved with high statistical significance in the previous Phase III study, increasing the chances of clinical success. In addition, the significant growth of the catheter market over the past several years and the continuing problem of catheter-related infections makes MX-226 a solid commercial opportunity for us in the years ahead”.

About MX-226 and the Catheter Infection Market

MX-226 (omiganan pentahydrochloride 1% gel) is a novel, topical antibiotic designed to kill organisms around catheter sites that can cause infection. It is anticipated that MX-226 will be used to prevent infections related to central venous catheters (CVC) and other percutaneous medical devices, including dialysis catheters, and peripherally inserted central catheters (PICC). MX-226 is applied on the skin around the insertion site of catheters prior to the first application of a catheter dressing as well as with subsequent dressing changes which take place every few days for the duration of catheterization.

In 2003, unit sales of CVC, PICC and hemodialysis catheters in the U.S. were estimated to be 10.6 million units (globally 21.6 million units).  This is projected to reach 14.7 million units in the US (globally 31.4 million units) in 2007. With an estimated average of 3-4 dressing changes per catheter, this provides up to approximately 58 million potential applications annually for MX-226 in the US and over 120 million potential applications globally by the time the product is launched.

About the Confirmatory Phase III Trial

In July 2004, Cadence licensed from MIGENIX certain rights to MX-226 (known as CPI-226 at Cadence) for the North American and Europeon markets in a deal totalling US$32 million before a double-digit royalty on net sales.  Cadence is preparing to initiate the second pivotal Phase III study of MX-226 in the third quarter of 2005 pursuant to the SPA. The confirmatory Phase III trial will be a multi-national, randomized, Evaluation Committee-blinded study to evaluate the effectiveness of MX-226 vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters.  The primary efficacy endpoint of the study will be the incidence of local catheter site infections.  Other objectives of this study include gathering additional safety data on MX-226 and assessing the effectiveness of MX-226 on the prevention of catheter colonization.  In the first Phase III study with over 1,400 patents, MX-226 demonstrated a 49% reduction in local catheter site infections (p=0.004) and a 21% reduction in catheter colonization (p=0.002).

MIGENIX Inc. – NEWS RELEASE – June 27, 2005                                                                                     Page 2 of 2

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company’s clinical programs include drug candidates for the treatment of chronic Hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: the SPA agreement with the FDA reducing the regulatory risk for MX-226 considerably and providing a clear path to marketing approval; up to approximately 58 million potential applications annually for MX-226 in the US and over 120 million potential applications globally by the time MX-226 could be launched; and Cadence initiating a pivotal Phase III study of MX-226 in the third quarter of 2005 in approximately 1,250 hospitalized patients with central venous catheters These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation; dependence on corporate collaborations; related to early stage of technology and product development; future capital needs; uncertainty of future funding; uncertainties management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.